Paris, September 7, 2006
Note: this press release contains consolidated unaudited earnings established under IFRS, reviewed by auditors and Vivendi’s audit committee. Considering the practices of major European companies with respect to the application of IFRS and the accounting impact of acquisitions, Vivendi has made changes to the presentation of its consolidated statement of earnings and its consolidated statement of cash flows as well as the operating performances of its business segments and of the Group. Those changes are detailed in Appendix I. These earnings were reviewed by the Management Board on August 29, 2006 and examined by the Supervisory Board on September 6, 2006.

Vivendi
•	Good performance for the first half of 2006 with a 10.9 % increase in adjusted net income

•	2006 adjusted net income guidance confirmed, with at least 16 % growth
•	Earnings, attributable to equity holders of the parent, of €1,862 million, an increase of 48.1%.
•	Adjusted net income[1] , attributable to equity holders of the parent, of €1,378 million, a 10.9 % increase.
•	Adjusted earnings before interest and income taxes[2] (EBITA) of €2,348 million, an increase of 11.1 % on a comparable basis[3], thanks to the good performance of all business units, which are all profitable.
•	Vivendi confirms its 2006 adjusted net income guidance of at least a 16% increase, with a dividend distribution rate at a minimum of 50% of adjusted net income. In accordance with its new definition, 2006 adjusted net income should be at €2.6 billion.

[1]	Adjusted net income, attributable to equity holders of the parent, is detailed in Appendix V.

[2]	Adjusted earnings before interest and income taxes (EBITA) is detailed in Appendix I.

[3]	Comparable basis essentially illustrates the effect of the divestitures or abandonment of operations that occurred in 2005 and 2006 (mainly the Paris Saint-Germain soccer club (PSG) and NC Numéricâble at Canal+ Group, and Annuaire Express SFR’s phone directory activities) and includes the full consolidation of stakes in distribution subsidiaries at SFR as if these transactions had occurred as at January 1, 2005. Comparable basis results are not necessarily indicative of the results that would have occurred had the events actually occurred at the beginning of 2005.

Comments of Jean-Bernard Lévy, Chairman of Vivendi’s Management Board
“In the first half of 2006, Vivendi once again achieved substantial improvement in operating performance, thereby demonstrating that it has been pursuing the right strategy. This was true of all our businesses, in terms of both revenue and earnings.
Adjusted net income, a good indicator of our ability to generate profits, was up by about 11%. Vivendi is well on its way to meeting its targets for the full year. Adjusted net income in 2006 should increase by 16% to a total of €2.6 billion. We will continue to distribute at least 50% of adjusted net income to our shareholders, so the 2006 dividend will be higher than the 2005 dividend.
During the first half, Vivendi consolidated its competitive standing in its various business segments. The merger of Canal+ and TPS currently under way—and just approved by France’s competition authority—will enable us to build a top-ranked player in French pay-TV under our exclusive control. We have also increased our stake in NBC Universal and Universal Music Group by buying out Matsushita’s holdings, and expanded our interest in Neuf Cegetel. In a period requiring high expenditures in infrastructure, we are in a strong position to leverage the growing consumer demand for entertainment and services made possible by broadband Internet and mobile telecommunications.
Our outlook for the next five years provides ample proof of our strengths and potential. We have every reason to be confident in our future.”
New presentation of the consolidated statement of earnings
Considering the practices of major European companies, Vivendi has made, as of June 30, 2006, the following changes to the presentation of its consolidated statement of earnings as well as the operating performances of its business segments and of the Group.
The most significant changes in the new presentation which impact the definition of the adjusted net income are the elimination of amortization of intangible assets acquired through business combinations and the replacement of earnings from operations (EFO) by adjusted earnings before interest and income taxes (EBITA), as the key operating performance measure of the business units. The main difference between EBITA and EFO is the amortization of intangible assets acquired through business combinations that is excluded from EBITA.
Vivendi considers that these non-GAAP measures are relevant indicators of the Group’s operating and financial performance.
If this new presentation had occurred in 2005, 2005 net adjusted income would have been €2,218 million (versus €2,078 million with the former presentation) and 2005 EBITA of €3,985 million (versus an EFO of €3,746 million with the former presentation).
The dividend distribution rate will now be fixed on the new definition of adjusted net income as described above. Vivendi intends to distribute, each year, at least 50% of the adjusted net income.

Comments on Vivendi’s First Half 2006 Earnings
Revenues increased to €9,610 million compared to €9,131 million for the half-year ended June 30, 2005, representing an increase of +5.2%. On a comparable basis, revenues amounted to €9,572 million compared to €9,046 million, an increase of 5.8% (+4.6% at constant currency). All of the Group’s businesses contributed to this improvement.
EBITA totaled €2,348 million compared to €2,121 million for the half-year ended June 30, 2005. On a comparable basis, EBITA was up 11.1% (+10.3% at constant currency), to reach €2,348 million (compared to €2,114 million for the half-year ended June 30, 2005). In the first half of 2006, each business unit generated positive EBITA.
Income from equity affiliates totaled €155 million compared to €172 million for the same period in 2005, representing a decrease of €17 million. Income from earnings of NBC Universal amounted to €157 million for the half-year ended June 30, 2006 compared to €188 million for the same period in 2005.
Other financial charges and income generated a €519 million loss compared to income of €240 million in the half-year ended June 30, 2005, representing a €759 million decrease mainly resulting from the capital loss incurred on the PTC shares
(- €496 million) and the positive impact in 2005 of the unwinding of InterActiveCorp’s interest in VUE ( €194 million).
Provision for income taxes was an income of €651 million (compared to a charge of €385 million for the same period in 2005). Items included in this amount are the profit related to the settlement of the DuPont litigation (€1,019 million) and the tax savings generated by the Consolidated Global Profit Tax System (€298 million) (compared to €250 million for the same period in 2005).
Adjusted net income attributable to equity holders of the parent represented earnings of €1,378 million (basic adjusted net income per share of €1.20 and €1.19 on a diluted basis), compared to earnings of €1,243 million for the half-year ended June 30, 2005 (basic adjusted net income per share of €1.08 and €1.08 on a diluted basis). For the half-year ended June 30, 2006, the difference between earnings attributable to equity holders of the parent and adjusted net income attributable to equity holders of the parent (- €484 million) mainly related to the elimination of the gain generated by the settlement of the tax dispute involving the DuPont shares ( €921 million) partially offset by the elimination of the capital loss incurred on the PTC shares (- €496 million).
Earnings attributable to equity holders of the parent amounted to €1,862 million (basic net earnings per share of €1.62 and €1.60 on a diluted basis), compared to €1,257 million for the half-year ended June 30, 2005 (basic net earnings per share of €1.10 and €1.09 on a diluted basis), representing an increase of 48.1%.

Vivendi’s Business Units: Comments on First Half 2006 EBITA
Universal Music Group (UMG)
Universal Music Group’s EBITA of €295 million was 22.4% above the same period last year (up 20% on a constant currency basis) primarily as the result of the sales volume growth and the recovery of a previously expensed cash deposit of €50 million recovered in the TVT lawsuit.
Vivendi Games
Vivendi Games’ EBITA of €62 million was 226.3% above the same period of the prior year (up 214.6% on a constant currency basis). This significant improvement was driven by growth in revenues, with an increased proportion relating to the higher margin of the World of Warcraft business. EBITA is also impacted by the beginning start up investments for the Sierra Online and Vivendi Games Mobile divisions.
Canal+ Group
Canal+ Group’s EBITA was €190 million. On a comparable basis4, EBITA was on par compared to the first half of 2005.
This reflects the company’s investment strategy in exclusive contents and in subscriptions acquisition. As scheduled, Ligue1 football rights have been offset over the period mainly by the group’s higher subscription portfolio (up 280,000 compared to June 2005) and the increase in revenues per subscriber as well as a good performance in the other businesses of the group. In particular, EBITA from the company’s film business increased over the period benefiting from better international TV sales.
SFR
SFR’s EBITA rose by 3.7% to €1,389 million. EBITA growth mainly reflected a 1.2% growth in network revenues, a 0.3 percentage point reduction in customer acquisition and retention costs to 9.4% of network revenues, a strict control of other costs and despite the increase of the GSM license cost (renewed in April 2006 with a variable part of 1% of revenues).
Maroc Telecom
Maroc Telecom’s EBITA amounted to €410 million, increasing by 16.5% compared to the same period in 2005 (+14.6% at constant currency).
This performance derived from the growth in revenue (11.5% at constant currency) and cost control, in particular acquisition costs in a context of steady growth of the mobile customer base5 6 (+ 687,000 customers over half year, + 24.2% compared to the end of June 2005) and the ADSL customer base5 (+ 83,000 lines over half year, +140.7% compared to the end of June 2005). This result also includes a €27 million provision for a new voluntary leave plan.

[4]	Comparable basis essentially illustrates the effect of the divestitures at Canal+ Group (mainly NC Numéricâble in 2005 and PSG in 2006) as if these transactions had occurred as of January 1, 2005.

[5]	Without Mauritel.

[6]	The mobile customer base, compliant with the ANRT definition and used by Maroc Telecom in 2006, includes prepaid customers giving or receiving a voice call during the last 3 months and not resiliated postpaid customers.

Important disclaimer
Vivendi is quoted on Euronext Paris SA. This press release contains “forward-looking statements” as that term is defined in the US Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of the company’s future performance. Actual results may differ significantly from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, notably the risks that: the prospects for 2006 adjusted net income and dividend distributions may differ from forecasts made by the company, as well as the risks described in the documents Vivendi has filed with the US Securities and Exchange Commission and the French Autorité des Marchés Financiers. Investors and security holders are strongly recommended to read those documents at the Security and Exchange Commission’s website at www.sec.gov and the French Autorité des Marchés Financiers’ website (www.amf-france.org). Copies of the documents may also be obtained free of charge from Vivendi. This press release contains forward-looking statements that can only be assessed on the day the press release is issued. Vivendi does not undertake, nor has any obligation, to provide, update or revise any forward-looking statements
Press conference
Speakers:
Jean-Bernard Lévy
Chairman of the Management Board
Jacques Espinasse
Member of the Management Board and Chief Financial Officer
Date: Thursday, September 7, 2006
11:00 AM Paris time – 10:00 AM London time – 5:00 AM New York time
Address: Vivendi Universal Head Office, 42 Avenue de Friedland, 75008 Paris
Internet: The conference can be followed on the Internet at http://www.vivendi.com
Analyst conference
Speakers:
Jean-Bernard Lévy
Chairman of the Management Board
Jacques Espinasse
Member of the Management Board and Chief Financial Officer
Date: Thursday, September 7, 2006
2:30 PM Paris time – 1:30 PM London time – 8:30 AM New York time
Media invited on a listen-only basis
Numbers to dial:
Number in France: +33(0)1.55.17.41.42
Number in UK: +44(0)20.7365.1828
Number (US toll free): +1.718.354.1158 and : +1.866.239.0750 (toll-free)
Internet: The conference can be followed on the Internet at http://www.vivendi.com/ir
The slides of the presentation will also be available online.
A replay service will be available for 14 days

CONTACTS :

Médias	Relations Investisseurs

Paris	Paris

Antoine Lefort	Daniel Scolan
+33 (0) 1 71 71 32 91
+33 (0) 1 71 71 11 80	Laurence Daniel
Agnès Vétillart	+33 (0) 1 71 71 12 33
+33 (0) 1 71 71 30 82	Edouard Lassalle
Alain Delrieu	+33 (0) 1 71 71 30 45
+33 (0) 1 71 71 10 86	New York
New York	Eileen McLaughlin
Flavie Lemarchand	+(1) 212.572.8961
+(1) 212.572.1118

APPENDIX I
VIVENDI
ADJUSTED STATEMENT OF EARNINGS AND CONSOLIDATED STATEMENT OF EARNINGS FOR
THE SIX MONTHS ENDED JUNE 30, 2006 AND JUNE 30, 2005
(IFRS, unaudited)

ADJUSTED STATEMENT OF EARNINGS (a)			CONSOLIDATED STATEMENT OF EARNINGS (a)
	Six Months Ended		Six Months Ended
	June 30,		June 30,
(In millions of euros, except per share amounts)	2006	2005	2006	2005
Revenues	€9,610	€9,131	€9,610	€9,131	Revenues
Cost of revenues	(4,683)	(4,438)	(4,683)	(4,438)	Cost of revenues

Margin from operations	4,927	4,693	4,927	4,693	Margin from operations

Selling, general and administrative expenses excluding amortization of intangible assets acquired through business combinations	(2,568)	(2,611)	(2,568)	(2,611)	Selling, general and administrative expenses excluding amortization of intangible assets acquired through business combinations
Restructuring charges and other operating charges and income	(11)	39	(11)	39	Restructuring charges and other operating charges and income
			(113)	(112)	Amortization of intangible assets acquired through business combinations
			—	(154)	Impairment losses of intangible assets acquired through business combinations

EBITA (a)	2,348	2,121	2,235	1,855	EBIT
Income from equity affiliates	155	172	155	172	Income from equity affiliates
Interest	(115)	(101)	(115)	(101)	Interest
Income from investments	46	42	46	42	Income from investments
			(519)	240	Other financial charges and income

Adjusted earnings from continuing operations before provision for income taxes	2,434	2,234	1,802	2,208	Earnings from continuing operations before provision for income taxes
Provision for income taxes	(463)	(433)	651	(385)	Provision for income taxes

			2,453	1,823	Earnings from continuing operations
			—	(34)	Earnings from discontinued operations

Adjusted net income	€1,971	€1,801	€2,453	€1,789	Earnings

Attributable to :					Attributable to :
Minority interests	593	558	591	532	Minority interests

Equity holders of the parent (a)	€1,378	€1,243	€1,862	€1,257	Equity holders of the parent

	% change : +	10.9%	+	48.1%

Adjusted net income, attributable to the equity holders of the parent per share — basic (in euros)	€1.20	€1.08	€1.62	€1.10	Earnings, attributable to the equity holders of the parent per share — basic (in euros)
Adjusted net income, attributable to the equity holders of the parent per share — diluted (in euros)	€1.19	€1.08	€1.60	€1.09	Earnings, attributable to the equity holders of the parent per share — diluted (in euros)

(a)	Vivendi Management evaluates the performance of the business segments and allocates necessary resources to them based on certain operating indicators (segment earnings and cash flow from operations). Until June 30, 2006, segment earnings corresponded to earnings from operations of each business. As of June 30, 2006, earnings from operations (EFO) were replaced by adjusted earnings before interest and income taxes (EBITA). The difference between EBITA and previously published EFO consists of the amortization of intangible assets acquired through business combinations that is excluded from EBITA. As a result, the definition of adjusted net income has been modified to exclude the amortization of intangible assets acquired through business combinations, as is presently the case for impairment losses of goodwill, or other intangibles acquired through business combinations, that have always been excluded. The reconciliation of earnings, attributable to equity holders of the parent to adjusted net income, attributable to equity holders of the parent is available in the Appendix V.
For supplementary information, please refer to the document “Management Board’s Operating and Financial Review and Prospects and Unaudited Condensed Financial Statements for the Half-Year Ended June 30, 2006” that will be posted on Vivendi’s website on September 7, 2006 after the Analyst Conference.

APPENDIX II
VIVENDI
ADJUSTED STATEMENT OF EARNINGS AND CONSOLIDATED STATEMENT OF EARNINGS FOR
THE THREE MONTHS ENDED JUNE 30, 2006 AND JUNE 30, 2005
(IFRS, unaudited)

ADJUSTED STATEMENT OF EARNINGS (a)			CONSOLIDATED STATEMENT OF EARNINGS (a)
	Three Months Ended		Three Months Ended
	June 30,		June 30,
(In millions of euros, except per share amounts)	2006	2005	2006	2005
Revenues	€4,844	€4,622	€4,844	€4,622	Revenues
Cost of revenues	(2,243)	(2,131)	(2,243)	(2,131)	Cost of revenues

Margin from operations	2,601	2,491	2,601	2,491	Margin from operations

Selling, general and administrative expenses excluding amortization of intangible assets acquired through business combinations	(1,287)	(1,371)	(1,287)	(1,371)	Selling, general and administrative expenses excluding amortization of intangible assets acquired through business combinations
Restructuring charges and other operating charges and income	(13)	25	(13)	25	Restructuring charges and other operating charges and income
			(56)	(57)	Amortization of intangible assets acquired through business combinations
			—	(154)	Impairment losses of intangible assets acquired through business combinations

EBITA	1,301	1,145	1,245	934	EBIT
Income from equity affiliates	87	110	87	110	Income from equity affiliates
Interest	(66)	(57)	(66)	(57)	Interest
Income from investments	33	23	33	23	Income from investments
			(615)	255	Other financial charges and income

Adjusted earnings from continuing operations before provision for income taxes	1,355	1,221	684	1,265	Earnings from continuing operations before provision for income taxes
Provision for income taxes	(284)	(253)	792	(222)	Provision for income taxes

			1,476	1,043	Earnings from continuing operations
			—	(5)	Earnings from discontinued operations

Adjusted net income	€1,071	€968	€1,476	€1,038	Earnings

Attributable to :					Attributable to :
Minority interests	321	288	321	282	Minority interests

Equity holders of the parent	€750	€680	€1,155	€756	Equity holders of the parent

	% change : +	10.3%	+	52.8%

Adjusted net income, attributable to the equity holders of the parent per share - basic (in euros)	€0.65	€0.59	€1.00	€0.66	Earnings, attributable to the equity holders of the parent per share - basic (in euros)
Adjusted net income, attributable to the equity holders of the parent per share - diluted (in euros)	€0.65	€0.59	€0.99	€0.65	Earnings, attributable to the equity holders of the parent per share - diluted (in euros)

(a)	A reconciliation of earnings, attributable to equity holders of the parent to adjusted net income, attributable to equity holders of the parent is available in the Appendix V.

APPENDIX III
VIVENDI
REVENUES AND EBITA ON A COMPARABLE BASIS BY BUSINESS SEGMENT
(IFRS, unaudited)
Comparable basis essentially illustrates the effect of the divestitures or abandonment of operations that occurred in 2005 and 2006 (mainly the Paris Saint-Germain soccer club (PSG) and NC Numericable at Canal+ Group, and Annuaire Express SFR’s phone directory activities) and includes the full consolidation of stakes in distribution subsidiaries at SFR as if these transactions had occurred as at January 1, 2005. Comparable basis results are not necessarily indicative of the results that would have occurred had the events actually occurred at the beginning of 2005.

Three Months Ended June 30,					Six Months Ended June 30,
			% Change at					% Change at
2006	2005	% Change	constant rate	(In millions of euros)	2006	2005	% Change	constant rate
				Revenues
€1,077	€1,054	2.2%	0.7%	Universal Music Group	€2,202	€2,092	5.3%	1.7%
162	125	29.6%	27.0%	Vivendi Games	296	238	24.4%	18.7%
914	800	14.3%	13.8%	Canal+ Group	1,795	1,622	10.7%	10.3%
2,166	2,154	0.6%	0.6%	SFR	4,301	4,229	1 .7%	1.7%
510	454	12.3%	11.3%	Maroc Telecom	993	877	13.2%	1 1 .5%
				Non core operations and elimination of inter
(5)	(2)	-150.0%	-150.0%	segment transactions	(15)	(12)	-25.0%	-25.0%

€4,824	€4,585	5.2%	4.6%	Total Vivendi	€9,572	€9,046	5.8%	4.6%

				EBITA
€154	€157	-1 .9%	-1.0%	Universal Music Group	€295	€241	22.4%	20.0%
39	5	x7.8	x7.3	Vivendi Games	62	19	226.3%	214.6%
154	80	92.5%	93.0%	Canal+ Group	190	191	-0.5%	-0.8%
723	740	-2.3%	-2.3%	SFR	1,389	1,340	3.7%	3.7%
197	166	18.7%	17.2%	Maroc Telecom	410	352	16.5%	14.6%
16	(20)	na*	na*	Holding & Corporate	(20)	(56)	64.3%	62.7%
15	30	-50.0%	-47.0%	Non core operations	22	27	-18.5%	-20.1%

€1,298	€1,158	12.1%	11.7%	Total Vivendi	€2,348	€2,114	11.1%	10.3%

na*:	not applicable.

APPENDIX IV
VIVENDI
REVENUES AND EBITA BY BUSINESS SEGMENT AS PUBLISHED
(IFRS, unaudited)

Three Months Ended June 30,				Six Months Ended June 30,
2006	2005	% Change	(In millions of euros)	2006	2005	% Change
			Revenues
€1,077	€1,054	2.2%	Universal Music Group	€2,202	€2,092	5.3%
162	125	29.6%	Vivendi Games	296	238	24.4%
934	816	14.5%	Canal+ Group	1,833	1,697	8.0%
2,166	2,175	-0.4%	SFR	4,301	4,239	1.5%
510	454	12.3%	Maroc Telecom	993	877	13.2%
			Non core operations and elimination of inter
(5)	(2)	-150.0%	segment transactions	(15)	(12)	-25.0%

€4,844	€4,622	4.8%	Total Vivendi	€9,610	€9,131	5.2%

			EBITA
€154	€157	-1.9%	Universal Music Group	€295	€241	22.4%
39	5	x7.8	Vivendi Games	62	19	226.3%
157	67	134.3%	Canal+ Group	190	198	-4.0%
723	740	-2.3%	SFR	1,389	1,340	3.7%
197	166	18.7%	Maroc Telecom	410	352	16.5%
16	(20)	na*	Holding & Corporate	(20)	(56)	64.3%
15	30	-50.0%	Non core operations	22	27	-18.5%

€1,301	€1,145	13.6%	Total Vivendi	€2,348	€2,121	10.7%

na*:	not applicable.

APPENDIX V
VIVENDI
RECONCILIATION OF EARNINGS ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT TO
ADJUSTED NET INCOME ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT
(IFRS, unaudited)
Vivendi considers adjusted net income, attributable to equity holders of the parent, a non-GAAP measure, as a relevant indicator of the Group’s operating and financial performance. Vivendi Management uses adjusted net income, attributable to equity holders of the parent, because it provides a better illustration of the performance of continuing operations excluding most non-recurring and non-operating items.
Following the adoption of EBITA as the key operating performance measure of the business segments, Vivendi Management decided to change the method for calculating adjusted net income, by excluding amortization of intangible assets acquired through business combinations. Adjusted net income, attributable to equity holders of the parent, includes the following items: EBITA, income from equity affiliates, interest, income from investments, including dividends received from unconsolidated interests as well as interest collected on advances to equity affiliates and loans to unconsolidated interests, as well as taxes and minority interests related to these items. It does not include the following items: impairment losses of goodwill and other intangibles acquired through business combinations, henceforth, the amortization of intangibles acquired through business combinations, other financial charges and income, earnings from discontinued operations, provision for income taxes and minority interests relating to these adjustments, as well as non-recurring tax items (notably the change in deferred tax assets relating to the Consolidated Global Profit Tax System, and the reversal of tax liabilities relating to tax years no longer open to audit or having been settled with the tax authorities).

Three Months ended June 30,			Six Months ended June 30,
2006	2005	(In millions of euros)	2006	2005
€1,155	€756	Earnings, attributable to equity holders of the parent (a)	€1,862	€1,257
		Adjustments
56	57	Amortization of intangible assets acquired through business combinations (a)	113	112
—	154	Impairment losses of intangible assets acquired through business combinations (a)	—	154
615	(255)	Other financial charges and income (a)	519	(240)
—	5	Earnings from discontinued operations (a)	—	34
(4)	(2)	Change in deferred tax asset related to the Consolidated Global Profit Tax System	(7)	(4)
(1,053)	(33)	Non recurring items related to provision for income taxes (b)	(1,066)	(33)
(19)	4	Provision for income taxes on adjustments	(41)	(11)
—	(6)	Minority interests on adjustments	(2)	(26)

€750	€680	Adjusted net income, attributable to equity holders of the parent	€1,378	€1,243

(a)	As reported in the Consolidated Statement of Earnings.

(b)	Corresponds to the reversal of tax liabilities relating to tax years no longer open to audit or having been settled with the tax authorities. For the six months ended June 30, 2006, this item included mainly the profit related to the settlement of the DuPont litigation (€1,019 million).